UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

VWR Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-36673	26-0237871
(State of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
Radnor Corporate Center, Building One, Suite 200
100 Matsonford Road
Radnor, Pennsylvania 19087
(Address of principal executive offices)
George Van Kula, Senior Vice President, Human Resources and General Counsel
(610) 386-1700
(Name and telephone number, including area code,
of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 — Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
A copy of VWR Corporation’s (the "Company") Conflict Minerals Report for the calendar year ended December 31, 2016 is filed as Exhibit 1.01 hereto and is publicly available at www.vwr.com.
Item 1.02 Exhibit
The Company has filed a Conflict Minerals Report as required by Item 1.01.
Section 2 — Exhibits
Item 2.01 Exhibits
Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VWR Corporation

Date: May 31, 2017	By:	/s/ George Van Kula
		Name:	George Van Kula
		Title:	Senior Vice President, Human Resources and General Counsel

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1.01	Conflict Minerals Report of VWR Corporation